June 27, 2007
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	WCA Waste Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2007
File No. 0-50808
Dear Mr. Decker:
     In this letter, we have set forth the responses of WCA Waste Corporation (the “Company”) to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 15, 2007 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated the comments and requests for additional information as set forth in the Comment Letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006
General
Comment 1
Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.
Response:
We acknowledge the Staff’s position and will include the additional disclosures or other revisions as requested by the Staff to our current filings, including our Quarterly Report on Form 10-Q for the period ending June 30, 2007.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 37
Comment 2
We have read your response to comment four from our letter dated April 27, 2007. We note that your discussion of cost of services is intended to give investors a management level view of the trends in your operating costs structure. However, you should provide a more detailed analysis of the business reasons for the changes between periods in your total cost of services. Please attempt to quantify or at least discuss the business reasons for the changes discussed. You indicate that it is not feasible to separately quantify the impact of changes related to your acquisitions with any degree of precision. However, it may be more appropriate to discuss the changes related to your consolidated business. For example, you may attempt to discuss the increase in fuel by indicating how much your fuel costs have increased year over year or by showing your average cost of fuel from the prior year as compared to the current year, if practical. Ultimately, you should attempt to quantify in some manner the business reasons that resulted in the increase of $22.1 million from the prior year to the current year. Please review your MD&A accordingly. Please show us what your revised MD&A for 2006 compared to 2005 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification Section 501.4.
Response:
As we mentioned in our response to your previous comment letter, with regard to MD&A, we have not historically detailed each market segment because of the impact of acquisitions in affecting the comparability. Acquisitions completed generally do not have separate financial information available specific to the new acquisition. Their results are integrated into our operations and the specific changes within the regions are not readily evident. Moreover, in addition to the impact of the acquisition itself, market forces continue to affect the newly acquired assets. As such, other than the pro-forma estimates, the Company cannot quantify the impact of an acquisition with a degree of precision necessary related to an individual market segment. However, we acknowledge the Staff’s comment and will expand our current discussion and disclosure in future filings, including our Quarterly Report on Form 10-Q for the period ending June 30, 2007. We will add a table in the MD&A to quantify the changes by segment. We believe this will demonstrate to the investor the areas that generated the change and will highlight the impact of previously identified acquisitions completed in the segment. For segments with changes not created by acquisitions, expanded discussion as appropriate will be reflected within the comparison of periods reported. The MD&A for the year ended December 31, 2006, would be as follows:
“The following tables set forth the components of operating income by major operating segments (Region I: Kansas, Missouri; Region II: Arkansas, Texas; Region III: Florida; Region IV: North Carolina, South Carolina; Other: Alabama, Colorado, New Mexico, Tennessee) for the years ended December 31, 2006 and 2005 and the changes between the segments for each category (in thousands):

	2006

	Region I	Region II	Region III	Region IV	Other	Corporate	Total
Revenue	$48,849	44,383	21,097	17,480	17,688	—	149,497
Cost of services	35,253	27,199	10,251	10,805	12,483	—	95,991
Depreciation and amortization	4,837	4,913	2,903	2,846	3,224	347	19,070
General and administrative	—	—	—	—	—	11,010	11,010

Operating income (loss)	8,759	12,271	7,943	3,829	1,981	(11,357)	23,426

	2005

	Region I	Region II	Region III	Region IV	Other	Corporate	Total
Revenue	44,480	38,166	4,109	14,941	12,447	—	114,143
Cost of services	30,631	23,433	2,256	8,554	9,059	—	73,933
Depreciation and amortization	4,653	4,649	657	2,430	2,276	130	14,795
General and administrative	—	—	—	—	—	8,311	8,311

Operating income (loss)	9,196	10,084	1,196	3,957	1,112	(8,441)	17,104

	Increase/(Decrease) in 2006 compared to 2005

	Region I	Region II	Region III	Region IV	Other	Corporate	Total
Revenue	$4,369	6,217	16,988	2,539	5,241	—	35,354
Cost of services	4,622	3,765	7,995	2,252	3,424	—	22,058
Depreciation and amortization	184	264	2,246	416	948	217	4,275
General and administrative	—	—	—	—	—	2,699	2,699

Operating income (loss)	(437)	2,188	6,747	(129)	869	(2,916)	6,322
Revenue. Total revenue for the year ended December 31, 2006 increased $35.4 million, or 31.0%, to $149.5 million from $114.1 million for the year ended December 31, 2005. We believe acquisitions contributed $22.1 million of the increase while internal volume growth contributed $7.5 million, operational price increases contributed $2.8 million, and pricing from fuel surcharges added $3.0 million. The financial results of completed acquisitions are generally blended with existing operations and do not have separate financial information available. However, all regions except Region II were impacted by completed acquisitions in either 2005 or 2006. Region III reflected the largest increase in revenue and had the largest acquisitions during the periods. The acquisition completed in February 2006 in Colorado and New Mexico accounted for the revenue increase in Other. We believe that the majority of the growth in Region II can be attributed to volume increases primarily in Texas’ residential operations.
Cost of services. Total cost of services for the year ended December 31, 2006 increased $22.1 million, or 29.8%, to $96.0 million from $73.9 million for the year ended December 31, 2005. We believe that our acquisition program accounted for most of the increase in cost of services, followed by internal volume growth. For acquisitions within our existing markets, the acquired entities are merged into our existing operations and those results are indistinguishable from the remainder of the operations. As indicated above, each of our regions experienced growth through either acquisition or expanded volumes and they each reflected a corresponding increase in their cost of services. Region III reflects the largest acquisitions in the period and reflects the largest increase of cost of services from the prior year. Region I reflects the impact of acquisitions completed in May and October 2005 as well as the impact of a liner damaged by a third party in 2006 which led to repair costs and higher transportation costs for rerouting the waste stream. The total impact of these losses totaled $0.4 million. Other regions were also impacted by increased costs associated with acquisitions as outlined. Furthermore, certain operating costs increased as a percentage of revenue.
Fuel costs increased from 7.1% of revenue to 7.5% in 2006 related to higher costs for diesel and other fuels and insurance increased from 3.1% of revenue in 2005 to 4.2% in 2006. Overall cost of services decreased to 64.2% of revenue from 64.8% last year. Reductions in operating costs as a percentage of revenue were achieved related to certain licenses and fees, landfill site expenses and field administrative costs which are semi-fixed and do not increase proportionally with revenue. While our fuel surcharges continue to cover a portion of the increase in fuel costs, fuel costs have a dilutive effect on operating margins. Other than volatility in fuel prices, inflation has not materially affected our operations
Depreciation and amortization. Depreciation and amortization expenses for the year ended December 31, 2006 increased $4.3 million, or 28.9%, to $19.1 million from $14.8 million for the year ended December 31, 2005. These increases can be attributed to acquisitions, capital expenditures, and increased amortization corresponding with increased landfill volume usage.”

Comment 3
We have read your response to comment eight from our letter dated April 27, 2007. We understand that you have not historically discussed each segment in MD&A because of the impact of acquisitions in affecting comparability. However, this disclosure is required under Item 303 of Regulation S-K and should be included so that readers can see through the eyes of management. As previously requested, please discuss in MD&A, with quantification where possible, the business reasons for changes between periods in the revenues and EBIT of each geographical segment, including the corporate column. Your discussion should provide sufficient information to understand historical trends and expectations.
Response:
We acknowledge the Staff’s comment and will revise our disclosure in future filings, including our Quarterly Report on Form 10-Q for the period ending June 30, 2007. As outlined in the previous response, we will add a table within the MD&A highlighting the Segment Reporting. Additionally, as further described within the example above, we will expand the discussion of the segments within the relevant paragraphs of the MD&A and will provide managements’ overview of the results within the segments with significant changes. Please note, that as we have reviewed the existing segment detail in the notes to the consolidated financial statements, and as we have completed acquisitions we have regrouped certain of the segments to more closely match the reporting used by the key decision makers of the Company. In our Quarterly Report on Form 10-Q for the period ending June 30, 2007, we will include revised groupings and related comparable groupings for the years ended December 31, 2006 and 2005.
Comment 4
We have read your response to comment five from our letter dated April 27, 2007. Regarding the third bullet point from our prior comment, please tell us whether you plan to include either (a) consolidating financial statements required by Rule 3-10(f)(4) of Regulation S-X or (b) footnote disclosure outlined in Note 1 to paragraph (f) along with disclosures required by paragraphs (i)(9) and (i)(10) of Rule 3-10 of Regulation S-X. Please advise accordingly and show us what the revised disclosure will look like.
Response:
The Company intends to supplement its disclosure in its Long-Term Debt footnote to include the required disclosures. In reviewing this proposed wording (below) please consider the following facts.
•	All of the subsidiaries of the Parent, as well as the Parent, are guarantors of the 9.25% registered notes.

•	There are no restrictions related to transferring of assets or funds from the subsidiaries.

•	The Parent has no independent assets or operations.
In light of the facts above, and considering the staff’s comments, the Company intends to add the following wording to its Long-Term Debt footnote.
     “The Senior Notes are guaranteed by all of the Company’s current and future subsidiaries as of December 31, 2006. These guarantees are full, unconditional and joint and several. In addition, the Company has no non-guarantor subsidiaries and no independent assets or operations outside of its ownership of the subsidiaries. There exists no restrictions on the subsidiaries to transfer funds through dividends or otherwise.”
     Please direct any questions that you have with respect to the foregoing to the undersigned at (713) 292-2400.

Regards,
/s/ Charles A. Casalinova
Charles A. Casalinova
Chief Financial Officer

cc:	Kevin Mitchell (WCA Waste Corporation)
Andrew Haywood (KPMG)
Jeff Dodd (Andrews Kurth LLP)